Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 10 DATED SEPTEMBER 18, 2019
TO THE OFFERING CIRCULAR DATED APRIL 18, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated April 18, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on April 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Controlled Subsidiary Investment – Waypoint Austin Falcon Owner, LLC

On November 11, 2016, we acquired from Fundrise Lending, LLC, a Delaware limited liability company and wholly-owned subsidiary of our Sponsor, ownership of a “majority-owned subsidiary”, Waypoint Austin Falcon Owner, LLC (the “Waypoint Austin Controlled Subsidiary”), for a deferred equity commitment of $3,000,000, in which we had the right to receive a preferred economic return (the “Waypoint Austin Investment”). The deferred equity commitment was completely funded by August 14, 2017, and the Waypoint Austin Controlled Subsidiary used the proceeds to develop a 324-unit apartment complex located at 19015 Falcon Pointe Blvd, Pflugerville, TX 78660 (the “Waypoint Austin Property”). The Waypoint Austin Property was completed in 2018, received its final certificate of occupancy in Q4 of 2018, went through a lease-up phase, and was sold by the Waypoint Austin Controlled Subsidiary to a third party for approximately $55,000,000. Consequently, on September 12, 2019, the Waypoint Austin Controlled Subsidiary redeemed the Waypoint Austin Investment in full. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 12.0%.